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david.dixter@shearman.com +44.20.7655.5633	August 20, 2018

BY EDGAR AND COURIER

U.S. Securities and Exchange Commission Division of Corporation Finance Office of Telecommunications 100 F Street, N.E. Washington, D.C. 20549 Attention: Larry Spirgel

Re: Tele2 AB
Amendment No. 1 to
Draft Registration Statement on Form F-4
Submitted August 6, 2018
CIK No. 0001122535

Ladies and Gentlemen:

This letter responds to the comments contained in the letter from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated August 14, 2018 with respect Amendment No. 1 to the Draft Registration Statement on Form F-4 (CIK No. 0001122535) of Tele2 AB (publ) (“Tele2”) submitted to the Commission on August 6, 2018 (the “DRS”) and is submitted on behalf of Tele2.  Tele2 has filed today a Registration Statement on Form F-4 (the “F-4”).

For the convenience of the Staff, the comments contained in the Staff’s comment letter appear below in bold.  Tele2’s response to each comment immediately follows the applicable comment.  References in the responses to page numbers are to pages of the F-4.

SHEARMAN.COM
We operate in the UK and Italy as Shearman & Sterling (London) LLP, a limited liability partnership organised in the United States under the laws of the state of Delaware, which laws limit the personal liability of partners. Shearman & Sterling (London) LLP is authorised and regulated by the solicitors regulation authority (firm sra number 211340). A list of all partners’ names, which includes solicitors and registered foreign lawyers, is open for inspection at the above address. Each partner of Shearman & Sterling (London) LLP is also a partner of Shearman & Sterling LLP.

August 20, 2018

In addition to submitting this letter by EDGAR, we are also delivering to the Staff by courier four courtesy copies of this letter together with the F-4 marked to show the revisions Tele2 has made to the DRS, including revisions made in response to the Staff’s comments.

Amendment No. 1 to Draft Registration Statement on Form F-4

Summary, page 1
1.
We note your response to our prior comment 3. Please expand your disclosure to provide more information on the timing of your termination of your reporting obligations. State how long under the applicable laws and regulations your reporting obligations must continue following this combination.

The following italicized disclosure regarding the timing of the intention to terminate Enlarged Tele2’s reporting obligations under the Exchange Act has been added to the Cover Page, the third page of the Question and Answers About the Merger section, the Summary on page 5, and the Risk Factors on page 35.

Following the Merger, Enlarged Tele2 intends to terminate the obligation to file or furnish reports with respect to the Tele2 B shares under the Exchange Act if it is able to do so in accordance with the rules that permit the deregistration of eligible foreign private issuers who have had reporting obligations under the Exchange Act for at least 12 months and meet certain other criteria. See “Risk Factors—Enlarged Tele2 intends to terminate the obligation to file or furnish reports with respect to the Tele2 B shares under the Exchange Act when it is able to do so under applicable regulations”.

The relevant risk factor has been amended as follows with the added italicized disclosure regarding the criteria for, and timing of, the termination of Enlarged Tele2’s reporting obligations pursuant to the rules promulgated under the Exchange Act.

Following the Merger, Enlarged Tele2 intends to terminate the obligation to file or furnish reports with respect to the Tele2 B shares under the Exchange Act if it is able to do so in accordance with the rules that permit the deregistration of eligible foreign private issuers who (i) have had reporting obligations under the Exchange Act for at least 12 months, (ii) have not sold the securities in question in the United States in a registered offering under the Securities Act for at least 12 months, (iii) have maintained a primary trading market outside the United States, and (iv) with relatively low average daily trading volumes in the United States or relatively few United States resident shareholders. Enlarged Tele2 intends to assess these criteria at the first opportunity and, if it satisfies them, it intends to terminate its reporting obligations at that time. If Enlarged Tele2 is able to terminate such registration, it will no longer be subject to the reporting provisions of the Exchange Act and it will cease, among other things, to be subject to certain liability provisions of the Exchange Act and the provisions of the Sarbanes- Oxley Act of 2002 relating to internal controls on financial reporting. If Enlarged Tele2 terminates the registration of the Tele2 B shares under the Exchange Act, it will no longer be subject to certain of the rules and regulations thereunder, including periodic filing requirements.

August 20, 2018

The Merger, page 40
2.	We note your response to our prior comment 4. Please disclose in your registration statement that management of Com Hem did not consider any other material offers in lieu of the current transaction.

The following disclosure regarding Com Hem management’s consideration of other material offers has been added to page 44.

During the period in which Tele2 and Com Hem discussed a possible combination of their businesses, the management of Com Hem neither received nor considered any other material offers in lieu of the Merger.

U.S. Federal Income Tax Consequences of the Merger, page 71
3.
We note your response to our prior comment 5 and that you have included a short form tax opinion. As you intend for the transaction to qualify as a reorganization under Section 368 of the Code, please further revise your disclosures here to more clearly state counsel’s tax opinion on whether the transaction will qualify as such a reorganization. Also state in your disclosure here that the discussion is the opinion of tax counsel. To the extent that there are any uncertainties, please discuss those uncertainties. Please note that descriptions of law alone are not sufficient. Please refer to Sections III.B and C of Staff Legal Bulletin 19.

The following amended disclosure to clearly identify and articulate counsel’s tax opinion and conclusion on whether the transaction will qualify as reorganization has been included on the third page of the Question and Answers About the Merger section and the Summary on page 5, the Risk Factors on page 21 and the Material U.S. Federal Income Tax Considerations section on page 71.

The Merger has not been structured to achieve a particular treatment for U.S. federal income tax purposes.  It is the opinion of Shearman & Sterling LLP, U.S. tax counsel to Tele2, that, as the Merger is structured, the Merger should qualify as a Reorganization under the provisions of Section 368(a) of the Code.

In addition, the discussion has been amended to state that the discussion is the opinion of tax counsel and not a summary on the first page of the Material U.S. Federal Income Tax on page 70:

This section is the opinion of Shearman & Sterling LLP, U.S. tax counsel to Tele2 as to the material U.S. federal income tax consequences to U.S. Holders (as defined below) of the exchange of Com Hem shares for the Merger Consideration (as defined in the Merger Plan) pursuant to the Merger and, after the Merger, of owning Tele2 B shares.

August 20, 2018

The following amended disclosure describing the uncertainties underlying whether the transaction will qualify as reorganization has been included on page 71.

The provisions of the Code that govern reorganizations are complex and are based on typical transaction structures effected under U.S. law.  Because the Merger will be carried out pursuant to Swedish laws which may differ from the relevant U.S. laws, it is not certain that the U.S. tax authorities would apply the reorganization rules in the same manner as they would to U.S. transactions.

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Please do not hesitate to contact the undersigned at +44 20 7655 5633 with any questions or comments you may have.

Yours faithfully,

/s/ David Dixter

David Dixter

Enclosure (by courier only)

cc:	Allison Kirkby – Tele2 AB (publ) Mattias Schriwer – Tele2 AB (publ)
Edward Alm – Tele2 AB (publ)
Mikael Larsson – Com Hem Holding AB (publ)
George Karafotias – Shearman & Sterling LLP
Mike Bienenfeld – Linklaters LLP